July 12, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Peggy A. Fisher, Assistant Director
Division of Corporate Finance

Re:	DDS Technologies USA, Inc. Request for Acceleration of Effective Date Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2 File No. 333-131909

Dear Ms. Fisher:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the registration statement referred to above be declared effective on July 12, 2006. In addition, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt attention to this matter. If you require any additional information, please let us know at your earliest convenience.

Very truly yours,

DDS TECHNOLOGIES USA, INC.

/s/ Joseph N. Fasciglione
Joseph N. Fasciglione, CFO

cc:	Spencer L. Sterling, DDS Chairman, President and CEO

150 East Palmetto Park Rd. • Suite 510 • Boca Raton, Florida 33432 • Tel (561) 750-4450 • Fax (561) 750-4310